                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                       Avistar Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05379X 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Gerald J. Burnett                          R. Stephen Heinrichs
Avistar Communications Corporation         Avistar Communications Corporation
555 Twin Dolphin Drive, Suite 360,         555 Twin Dolphin Drive, Suite 360,
Redwood Shores, California 94065           Redwood Shores, California 94065
Telephone:  650-610-2900                   Telephone:  650-610-2900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 2 of 11 Pages
-----------------------------                      -----------------------------


------------ -------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            R. Stephen Heinrichs

------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /

------------ -------------------------------------------------------------------

     3       SEC USE ONLY

------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS                                     00 [See Item 3]

------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            / /

------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION       United States of America

------------ -------------------------------------------------------------------

 NUMBER OF       7      SOLE VOTING POWER                              5,040,351
   SHARES
             ---------- --------------------------------------------------------
BENEFICIALLY
  OWNED BY       8      SHARED VOTING POWER                                  -0-

             ---------- --------------------------------------------------------
    EACH
 REPORTING       9      SOLE DISPOSITIVE POWER                         5,040,351

             ---------- --------------------------------------------------------
PERSON WITH
                10      SHARED DISPOSITIVE POWER                             -0-

------------ -------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       5,040,351

------------ -------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

------------ -------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            20.1%

------------ -------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON                                         IN

------------ -------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 3 of 11 Pages
-----------------------------                      -----------------------------


------------ -------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Gerald J. Burnett

------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /

------------ -------------------------------------------------------------------

     3       SEC USE ONLY                                                    / /

------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS                                     00 [See Item 3]

------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION       United States of America

------------ -------------------------------------------------------------------

 NUMBER OF       7      SOLE VOTING POWER                             11,277,835
   SHARES
             ---------- --------------------------------------------------------
BENEFICIALLY
  OWNED BY       8      SHARED VOTING POWER                                  -0-

             ---------- --------------------------------------------------------
    EACH
 REPORTING       9      SOLE DISPOSITIVE POWER                        11,277,835

             ---------- --------------------------------------------------------
PERSON WITH
                10      SHARED DISPOSITIVE POWER                             -0-

------------ -------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      11,277,835

------------ -------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /

------------ -------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            45.0%

------------ -------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON                                         IN

------------ -------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 4 of 11 Pages
-----------------------------                      -----------------------------


------------ -------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Trust for the Benefit of Gerald J. and Marjorie J. Burnett

------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /

------------ -------------------------------------------------------------------

     3       SEC USE ONLY

------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS                                     00 [See Item 3]

------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION       United States of America

------------ -------------------------------------------------------------------

 NUMBER OF       7      SOLE VOTING POWER                                    -0-
   SHARES

             ---------- --------------------------------------------------------
BENEFICIALLY
  OWNED BY       8      SHARED VOTING POWER                                  -0-

             ---------- --------------------------------------------------------
    EACH
 REPORTING       9      SOLE DISPOSITIVE POWER                               -0-

             ---------- --------------------------------------------------------
PERSON WITH
                10      SHARED DISPOSITVE POWER                              -0-

------------ ---------- --------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      11,277,835

------------ -------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

------------ -------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            45.0%

------------ -------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON                                         OO

------------ -------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 5 of 11 Pages
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.001 per share ("Securities") of Avistar Communications Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 555 Twin Dolphin Drive, Suite 360, Redwood Shores, California 94065.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being jointly filed by R. Stephen Heinrichs, Gerald J. Burnett and the Trust for the Benefit of Gerald J. and Marjorie J. Burnett. Mr. Heinrichs, Dr. Burnett and the Burnett Trust are sometimes collectively referred to herein as the "Reporting Persons".

         (b) The Reporting Persons principal business address is 555 Twin Dolphin Drive, Suite 360, Redwood Shores, California 94065.

         (c) Mr. Burnett is employed by the Issuer as its chairman of the board of directors, president and chief executive officer. Mr. Heinrichs is employed by the Issuer as its vice chairman of the board of directors, secretary and chief financial officer.

         (d) During the past five years, the Reporting Persons have not been party to a criminal proceeding, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (e) Mr. Heinrichs and Dr. Burnett are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities were acquired pursuant to the initial public offering of the common stock of the Issuer (the "IPO"). A general partnership controlled by Dr. Burnett (Collaborative Holdings), of which Mr. Heinrichs was a general partner, owned 16,000,000 shares of Series A preferred stock of the Issuer. These shares were distributed to the partners of this partnership prior to the effectiveness of the registration statement relating to the IPO. Upon completion of the IPO on August 22, 2000, the shares of Series A preferred stock automatically converted into shares of common stock on a one-for-one basis plus an additional beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.8 million at August 16, 2000 and which included an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) the initial public offering price of $12.00 per share. Therefore 11,253,110 shares and 5,020,952 shares of common stock were distributed to The Burnett Trust and Mr. Heinrichs (through his revocable living trust), respectively, based upon their respective ownership of Series A preferred stock.

         The Issuer was founded in Nevada in 1993 as Avistar Systems, Limited Partnership. On December 31, 1997, the Issuer converted from a limited partnership into a corporation by transferring all of its assets and liabilities to a Nevada corporation that had been specially formed for that purpose. In exchange, the Nevada corporation issued 16,000,000 shares of series A convertible preferred stock as well as shares of common stock to Avistar Systems Limited Partnership, the general partner of which was Collaborative Holdings, and whose other partners included, among others, Gerald J. Burnett, R. Stephen

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 6 of 11 Pages
-----------------------------                      -----------------------------


Heinrichs and William L. Campbell. The Issuer reincorporated in Delaware in March 2000. At that time, the Issuer's founders, Gerald J. Burnett, R. Stephen Heinrichs and William L. Campbell, contributed to the Issuer all of the stock of Collaboration Properties, Inc. and VCT Inc., which they owned approximately in proportion to their relative stockholdings in the Issuer. As a result, these two companies became wholly owned subsidiaries of the Issuer. VCT then merged into Collaboration Properties and the Issuer contributed its assets to its operating subsidiary, Avistar Systems Corporation. Prior to the reorganization, Collaboration Properties licensed its intellectual property portfolio to the Issuer. The amounts the Issuer has paid to Collaboration Properties since 1997 are reflected in the Issuer's combined and consolidated financial statements as a result of the accounting for the reorganization. In April 2000, the Issuer changed its name to Avistar Communications Corporation. Unless otherwise noted below, reference to "Avistar," "we," "our" and "us," we mean Avistar Communications Corporation, a Delaware corporation, and its two corporate and limited partnership predecessors.

         In connection with the contribution of Collaboration Properties and VCT we assumed demand notes issued by them to Dr. Burnett, Mr. Campbell and Mr. Heinrichs bearing interest at the rate of 10% per annum. The $2.8 million of principal plus accrued interest under these notes as of June 30, 2000 was $1.9 million in the case of Dr. Burnett, $757,000 in the case of Mr. Heinrichs and $115,000 in the case of Mr. Campbell. The Issuer has stated that it intends to pay off these notes out of the proceeds of the IPO.

         In June 2000, all of the series A preferred stock held by Avistar Systems, Limited Partnership, was distributed to the three founders and one other individual, and all of the common stock held by the limited partnership was distributed to the Issuer's employees, former advisors, and affiliates. These shares represent an amount equal to those shares of class B units in Avistar Systems, Limited Partnership that were owned by the respective individuals before the transfer of assets to the corporation. Prior to the IPO, the limited partnership dissolved.

         On August 22, 2000, the closing date of the IPO, the shares of series A preferred stock automatically converted into 19,148,578 shares of common stock, which represents the sum of (1) 16,000,000 shares of common stock plus (2) an additional 3,148,578 shares of common stock representing a beneficial conversion feature equal to the quotient of (A) the conversion amount, which was $37.8 million at August 16, 2000 and which includes an amount equal to $0.2167 per share per annum, pro rated based on the number of days elapsed in the year, divided by (B) the initial public offering price of $12.00 per share.

         Prior to the IPO, the Issuer had outstanding 16,000,000 shares of series A preferred stock. The series A preferred stock had the same voting rights as the Issuer's common stock. The series A preferred stock was entitled to annual non-cumulative dividends of $0.2167 per share. In addition, it had a liquidation preference of $2.009 per share plus an amount equal to all accrued and declared but unpaid annual dividends of $0.2167 per share. On December 31, of each year starting in 1999, the liquidation preference was increased annually by $0.2167 less the amount of all per share dividends paid during that year. In addition, the series A preferred stock was entitled to conversion rights, including the automatic conversion into common stock in the event of an initial public offering of the Issuer's securities in which the Issuer raised at least $20 million at a price of at least $7.50 per share.

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 7 of 11 Pages
-----------------------------                      -----------------------------


ITEM 4.  PURPOSE OF TRANSACTION

         As stated in Item 3, the Securities were acquired pursuant to the conversion of Series A preferred stock as a result of the completion of the Issuer's IPO. Consequently, the actual control of the Issuer does not change as a result of this transaction.

         Dr. Burnett, Mr. Heinrichs and Mr. Campbell are also general partners or controlling shareholders of a number of entities, including Vicor, Inc., Western Data Systems of Nevada, Inc. and Visionary Corporate Technologies, Inc. Their relative ownership of those entities is generally in proportion to their stockholdings of the Issuer. Currently, Dr. Burnett, Mr. Heinrichs and Mr. Campbell beneficially own approximately 45.0%, 20.1% and 3.8% of the Issuer's common stock, respectively. The Issuer has entered into various arrangements with some of these entities as described below:

         Notes Payable and Line of Credit. A partnership controlled by Dr. Burnett, and of which Mr. Heinrichs and Mr. Campbell are general partners, has provided debt financing to the Issuer and its predecessors. Before Avistar Systems, Limited Partnership contributed its assets to the Nevada corporate predecessor, the limited partnership financed its activities primarily from borrowings from the partnership controlled by Dr. Burnett and from its corporate general partner. As of December 31, 1997, outstanding principal and accrued interest under the notes was $28.7 million, which was capitalized and converted into shares of series A preferred stock as part of the conversion.

         Since December 31, 1997, the Issuer has had a line of credit from Collaborative Holdings, the partnership controlled by Dr. Burnett and in which Mr. Heinrichs and Mr. Campbell are also general partners, under which the Issuer borrowed $9.1 million. As of June 30, 2000, the principal balance plus accrued interest was $9.7 million. Borrowings under the line of credit accrue interest at 10% per annum. The line of credit was originally due on demand, but was extended in connection with an investment by UBS (USA) in December 1999 to the earlier of (1) November 18, 2002 or (2) a liquidating event, including a merger, with any outstanding principal and accrued interest due in full at that time or
(3) 180 days after an initial public offering with proceeds of at least $20 million at an offering price of at least $7.50 per share. The line of credit is secured by all of the Issuer's assets and is subordinate to its line of credit with a commercial lender. Outstanding principal under the notes was $4.9 million at December 31, 1998 and $9.1 million at December 31, 1999, and accrued interest was approximately $260,000 and $106,000, respectively. The Issuer has stated that it intends to repay the line of credit promptly after completion of the IPO. This indebtedness, plus the $2.8 million of demand notes owed to Dr. Burnett, Mr. Heinrichs and Mr. Campbell, is the total debt due to related parties.

         Transactions with Vicor. The Issuer originally acquired its intellectual property from Vicor in August 1997. Vicor is a systems engineering company and was the initial patent applicant for the Issuer's underlying technology. Prior to that acquisition, Vicor had granted the Issuer a nonexclusive worldwide license to use the patents under which the Issuer paid royalties of $38,000 in 1997. As a result of that acquisition, the Issuer was obligated to make potential residual payments to Vicor. Under the formula, the Issuer made no payments in 1997, 1998 or 1999 and the Issuer paid Vicor $5,000 to cancel the potential residual royalty obligation in March 2000.

         Effective December 31, 1996, the Issuer acquired from Vicor all of the assets relating to Vicor's Internet-based e-mail and fax messaging systems. The purchase price for the assets was approximately $601,000 and was paid by the issuance of a promissory note due December 31, 1998, which bore interest at 10% per annum. In February 1999, the Issuer paid Vicor an amount of approximately $269,000 representing the then entire outstanding principal and accrued interest.

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 8 of 11 Pages
-----------------------------                      -----------------------------


         Since 1998, the Issuer provided some engineering and consulting services to Vicor. The Issuer recognized fees of approximately $214,000 in 1998 and $262,000 in 1999 for those services.

         The Issuer subleases space at its Redwood Shores, California headquarters to Vicor. Vicor pays a monthly rent of approximately $11,000 under the sublease. As a result, Vicor paid the Issuer approximately $45,000 during 1999. This sublease, which commenced on September 1, 1999, expires on August 31, 2000. Prior to that, the Issuer subleased space from Vicor which assumed the lease from Visionary Corporate Technologies at the Issuer's previous Palo Alto, California headquarters at a cost of approximately $400,000 in 1997, $504,000 in 1998 and $465,000 in 1999.

         Pursuant to an agreement dated January 1, 1996, the Issuer granted to Vicor the right to resell to end users certain of its systems purchased from it at a discount. In addition, in the event of a successful sale by the Issuer as a result of Vicor's involvement, the Issuer agreed to pay to Vicor a referral fee. The agreement had an initial term of one year subject to automatic annual renewals. The Issuer paid Vicor approximately $104,000 in 1997. The Issuer made no payments in 1998 or 1999, and terminated this agreement, effective in April 1999.

         Western Data Systems Support Services. The Issuer operates its own customer support call center. Pursuant to an agreement dated July 1, 1998, with Western Data Systems of Nevada, Inc., which the Issuer refers to as WDS, the Issuer handles support calls on behalf of WDS in connection with its systems and services. WDS is a supplier of software to the aerospace and defense industries. This call center operates 24 hours a day, seven days a week. Under the terms of this agreement, which had an initial term of one year but which is automatically renewable on an annual basis, the Issuer charges WDS for its share of support center costs on a cost plus basis. Additionally, the Issuer provides some contract support services to WDS. The Issuer received fees of approximately $757,000 in 1997, $618,000 in 1998, $578,000 in 1999 and $274,000 in the six
months ended June 30, 2000 for these services, which were recorded as reductions in our operating expenses in the Issuer's financial statements.

         Management Services with Visionary. Under the terms of a management agreement, Visionary Corporate Technologies provided business management consulting services to the Issuer. Based on a revenue-based formula, the Issuer paid approximately $173,000 in 1997. The agreement was terminated in connection with the Issuer's conversion into a corporation at the end of 1997.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Issuer reported 25,066,772 shares outstanding as of August 16, 2000, giving effect to completion of the IPO on August 22, 2000.

         (a) Dr. Burnett beneficially owns 11,277,835 shares or 45.0% of the Issuer's common stock, including the 11,253,110 shares of common stock beneficially owned by the Burnett Trust. Mr. Heinrichs beneficially owns of 5,040,351 shares or 20.1% of the Issuer's common stock.

         (b) Dr. Burnett has the sole power to vote and to dispose of all 11,277,835 shares of the Issuer's common stock. Mr. Heinrichs has the sole power to vote and to dispose of all 5,040,351 shares of the Issuer's common stock.

         (c) On August 18, 2000, Mr. Heinrichs purchased 8,000 shares of the Issuer's common stock in the open market. Five thousand of these shares were purchased at $8.50 per share. Three thousand of

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 9 of 11 Pages
-----------------------------                      -----------------------------


these shares were purchased at $8.25 per share. Except as set forth herein, the Reporting Persons have effected no transactions in the shares of Issuer during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Issuer's securities.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Dr. Burnett and Mr. Heinrichs have entered into Revocable Trust Agreements for estate planning purposes through which they own the substantial majority of their interests in the Issuer. Mr. Burnett has the sole voting and dispositive power over shares held by the Burnett Revocable Trust and may revoke the trust with the consent of his wife. Mr. Heinrichs has the sole voting and dispositive power over shares held by the Heinrichs Revocable Trust and may revoke the Trust at his sole discretion.

         Dr. Burnett and Mr. Heinrichs have entered into "lock-up" agreements pursuant to which they have agreed not to, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership, make any short sale, pledge, or otherwise dispose of any common stock, options or warrants to acquire shares of common stock, or any securities exchangeable for or convertible into common stock or any other rights to purchase or acquire common stock for a period of 180 days after August 16, 2000, without the prior written consent of Chase Securities, Inc., which will not be unreasonably withheld.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as Exhibits to this Schedule 13D. Exhibits D through M to this Schedule 13D are incorporated herein by reference to Exhibits 2.1, 2.2, 2.3, 2.4, 3.1, 3.2, 10.9, 10.11 and 10.12 to the Issuer's
Form S-1 (Registration No. 333-39008) filed June 9, 2000, as amended.

         Exhibit A         Joint Filing Agreement

         Exhibit B         Lock-up Agreement between R. Stephen Heinrichs and
                           Chase Securities, Inc., UBS Warburg LLC and Wit
                           SoundView Corporation, as Representatives of Several
                           Underwriters

         Exhibit C         Lock-up Agreement between Gerald J. Burnett and Chase
                           Securities, Inc., UBS Warburg LLC and Wit SoundView
                           Corporation, as Representatives of Several
                           Underwriters

         Exhibit D         Acquisition Agreement by and among Avistar Systems
                           Corporation and Avistar Systems, Limited Partnership, dated as of December 31, 1997 (incorporated by reference to Exhibit 2.1 to the Issuer's Registration
                           Statement on Form S-1, as amended (No. 333-39008))

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 10 of 11 Pages
-----------------------------                      -----------------------------


         Exhibit E         Agreement and Plan of Merger between Avistar
                           Corporation, f/k/a Avistar Systems Corporation, a
                           Delaware corporation, and Avistar Systems
                           Corporation, a Nevada corporation, dated March 28,
                           2000 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

         Exhibit F         Contribution Agreement between Avistar Systems
                           Corporation and the stockholders of Collaboration
                           Properties, Inc. dated March 31, 2000 (incorporated by reference to Exhibit 2.3 to the Issuer's
                           Registration Statement on Form S-1, as amended (No.
                           333-39008))

         Exhibit G         Contribution Agreement between Avistar Systems
                           Corporation and the stockholders of VCT, Inc. dated
                           March 31, 2000 (incorporated by reference to Exhibit
                           2.4 to the Issuer's Registration Statement on Form
                           S-1, as amended (No. 333-39008))

         Exhibit H         Second Amended and Restated Certificate of
                           Incorporation (incorporated by reference to Exhibit
                           3.1 to the Issuer's Registration Statement on Form
                           S-1, as amended (No. 333-39008))

         Exhibit I Form of Restated Certificate of Incorporation upon offering (incorporated by reference to Exhibit 3.2 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

         Exhibit J         Bylaws of the Issuer (incorporated by reference to
                           Exhibit 3.3 to the Issuer's Registration Statement on
                           Form S-1, as amended (No. 333-39008))

         Exhibit K         Amended and Restated Secured Non-recourse Revolving
                           Promissory Note in the principal amount of $9,084,074 by and between Avistar Systems Corporation and Collaborative Holdings, dated November 18, 1999
                           (incorporated by reference to Exhibit 10.9 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

         Exhibit L         Secured Nonrecourse Revolving Promissory Note of
                           Collaboration Properties, Inc. in the principal amount of $1,783,989.73 issued in favor of the Burnett Revocable Trust dated April 30, 2000
                           (incorporated by reference to Exhibit 10.11 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

         Exhibit M         Secured Nonrecourse Revolving Promissory Note of
                           Collaboration Properties, Inc. in the principal amount of $716,989.73 issued in favor of the Heinrichs Revocable Trust dated April 30, 2000
                           (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

-----------------------------                      -----------------------------
CUSIP No. 05379X 20 8                  13D              Page 11 of 11 Pages
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Gerald J. Burnett
                                          --------------------------------------
                                          Gerald J. Burnett

                                                Date:  August 31, 2000
                                                     ---------------------------


                                          /s/ R. Stephen Heinrichs
                                          --------------------------------------
                                          R. Stephen Heinrichs

                                                Date:  August 31, 2000
                                                     ---------------------------



                                          TRUST FOR THE BENEFIT OF GERALD J. AND
                                          MARJORIE J. BURNETT

                                          /s/ Gerald J. Burnett
                                          --------------------------------------
                                          Gerald J. Burnett, Trustee

                                                Date:  August 31, 2000
                                                     ---------------------------

                                 EXHIBIT INDEX

         Exhibit A         Joint Filing Agreement

         Exhibit B         Lock-up Agreement between R. Stephen Heinrichs and
                           Chase Securities, Inc., UBS Warburg LLC and Wit
                           SoundView Corporation, as Representatives of Several
                           Underwriters

         Exhibit C         Lock-up Agreement between Gerald J. Burnett and Chase
                           Securities, Inc., UBS Warburg LLC and Wit SoundView
                           Corporation, as Representatives of Several
                           Underwriters

         Exhibit D         Acquisition Agreement by and among Avistar Systems
                           Corporation and Avistar Systems, Limited Partnership, dated as of December 31, 1997 (incorporated by reference to Exhibit 2.1 to the Issuer's Registration
                           Statement on Form S-1, as amended (No. 333-39008))


         Exhibit E         Agreement and Plan of Merger between Avistar
                           Corporation, f/k/a Avistar Systems Corporation, a
                           Delaware corporation, and Avistar Systems
                           Corporation, a Nevada corporation, dated March 28,
                           2000 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

         Exhibit F         Contribution Agreement between Avistar Systems
                           Corporation and the stockholders of Collaboration
                           Properties, Inc. dated March 31, 2000 (incorporated by reference to Exhibit 2.3 to the Issuer's
                           Registration Statement on Form S-1, as amended (No.
                           333-39008))

         Exhibit G         Contribution Agreement between Avistar Systems
                           Corporation and the stockholders of VCT, Inc. dated
                           March 31, 2000 (incorporated by reference to Exhibit
                           2.4 to the Issuer's Registration Statement on Form
                           S-1, as amended (No. 333-39008))

         Exhibit H         Second Amended and Restated Certificate of
                           Incorporation (incorporated by reference to Exhibit
                           3.1 to the Issuer's Registration Statement on Form
                           S-1, as amended (No. 333-39008))

         Exhibit I Form of Restated Certificate of Incorporation upon offering (incorporated by reference to Exhibit 3.2 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

         Exhibit J         Bylaws of the Issuer (incorporated by reference to
                           Exhibit 3.3 to the Issuer's Registration Statement on
                           Form S-1, as amended (No. 333-39008))

         Exhibit K         Amended and Restated Secured Non-recourse Revolving
                           Promissory Note in the principal amount of $9,084,074 by and between Avistar Systems Corporation and Collaborative Holdings, dated November 18, 1999
                           (incorporated by reference to Exhibit 10.9 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

         Exhibit L         Secured Nonrecourse Revolving Promissory Note of
                           Collaboration Properties, Inc. in the principal amount of $1,783,989.73 issued in favor of the Burnett Revocable Trust dated April 30, 2000
                           (incorporated by reference to Exhibit 10.11 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))

         Exhibit M         Secured Nonrecourse Revolving Promissory Note of
                           Collaboration Properties, Inc. in the principal amount of $716,989.73 issued in favor of the Heinrichs Revocable Trust dated April 30, 2000
                           (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form S-1, as amended (No. 333-39008))